UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Avis Budget Group, Inc.
(Name of Issuer)
Common stock, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)
053774105
(CUSIP Number)
July 2, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053774105
(1) Names of Reporting Persons
Melvin Capital Management LP
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware, USA
Number of Shares Beneficially Owned by Each Reporting Person With:
(5) Sole Voting Power:	0
(6) Shared Voting Power:	4,000,000*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	4,000,000*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
4,000,000*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
5.8%*
(12) Type of Reporting Person (See Instructions)
IA

* See Item 4 for additional information.

Item 1(a) Name Of Issuer:
Avis Budget Group, Inc. (the “Issuer”)

Item 1(b) Address of Issuer’s Principal Executive Offices:
6 Sylvan Way Parsippany, NJ 07054
Item 2(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

This report on Schedule 13G is being filed by Melvin Capital Management LP, a Delaware limited partnership (the “Firm”). The address for the Firm is: 535 Madison Avenue, 22nd Floor, New York, NY 10022.

Item 2(d). Title of Class of Securities:
Common stock, $0.01 par value per share (the “Common Stock”)
Item 2(e). CUSIP No.:
053774105

Item 3. If This Statement Is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not Applicable.

Item 4. Ownership
Information with respect to the Firm’s ownership of securities of the issuer is incorporated by reference to items (5) - (9) and (11) of the respective cover page of the Firm.
As reported in the cover pages to this report, the ownership information with respect to the Firm is as follows:

(a) Amount Beneficially Owned:	4,000,000*
(b) Percent of Class:	5.8%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	4,000,000*
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	4,000,000*

 __________________________________________________________

*   The Firm is the investment manager to Melvin Capital Master Fund Ltd, a Cayman Islands exempted company (“Melvin Master”), Melvin Capital Onshore LP, a Delaware limited partnership (“Melvin Onshore”) and one or more managed accounts (the “Managed Accounts” and together with Melvin Master and Melvin Onshore, the “Melvin Funds and Accounts”).  As of July 2, 2020, the Firm may be deemed to beneficially own an aggregate of 4,000,000 shares of Common Stock of the Issuer consisting of (i) 2,968,902 shares of Common Stock held by Melvin Master, (ii) 345,068 shares of Common Stock held by Melvin Onshore, and (iii) 686,030 shares of Common Stock held by the Managed Accounts. The Firm, as the investment manager to the Melvin Funds and Accounts, may be deemed to beneficially own these securities. Gabriel Plotkin is the managing member of the general partner of the Firm and exercises investment discretion with respect to these securities. Ownership percentages are based on 69,555,822 shares of Common Stock reported as issued and outstanding in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 1, 2020.

Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ].
Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable.
Item 8. Identification and Classification of Members of the Group:
Not Applicable.
Item 9. Notice of Dissolution of Group:
Not Applicable.
Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 8, 2020

Melvin Capital Management LP

By:	/s/ Evan Cohen
Evan Cohen, Chief Compliance Officer

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)